Exhibit 19
SALLY BEAUTY HOLDINGS, INC.
INSIDER TRADING POLICY
As of September 15, 2026
This Insider Trading Policy (this “Policy”) has been adopted by the Board of Directors of Sally Beauty Holdings, Inc. (together with its subsidiaries, the “Company”) to satisfy the Company’s obligation to prevent insider trading by all of its directors, employees (full-time, part-time, and temporary), and independent contractors of the Company (collectively, “Company Personnel”) and to help Company Personnel avoid the severe consequences associated with violations of insider trading laws.
1.The Need for a Policy
    Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material non-public information from disclosing this information to others who may trade. Companies and their controlling persons also are subject to liability if they fail to take reasonable steps to prevent insider trading by Company Personnel.
    This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company. It is your personal obligation to understand and comply with this Policy.
    This Policy also applies to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). By law, you are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company securities. This Policy also applies to all corporations, partnerships, trusts, or other entities controlled by any person covered by this Policy, unless such entity has implemented policies or procedures reasonably designed to ensure that the covered person cannot influence transactions by the entity involving Company securities.
2.The Consequences of Noncompliance
    Both the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Department of Justice, pursues insider-trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends and trading involving only a small number of shares.

    The consequences of an insider trading violation can be severe in several different types of circumstances:
i.Traders and Tippers. Company Personnel who trade on inside information are subject to the following penalties:
•Disgorgement of profits;
•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine of up to $5,000,000 (no matter how small the profit); and/or
•A jail term of up to 20 years.
    In addition, a Company Personnel who passes along, or “tips,” information to a person who then trades is subject to the same penalties as the tippee, even if the tipper did not trade and did not profit from the tippee’s trading.
ii.Control Persons. The Company and its directors, officers and other supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, are subject to the following penalties:
•A civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee’s violation; and/or
•A criminal penalty of up to $5,000,000 for individuals and up to $25,000,000 for the Company.
iii.Company-Imposed Sanctions. The failure of a Company Personnel to comply with this Policy may subject themselves to Company-imposed sanctions under the Sally Beauty Holdings, Inc. Code of Business Conduct and Ethics, which may include dismissal for cause, whether or not the failure to comply with the Code of Conduct results in a violation of law. Any violation of this Policy may also give rise to claims by the Company against the violating person for damages from such person’s activities. A violation of law, or even an SEC or stock exchange investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
3.Our Policy
a.Trading on Material Non-Public Information Prohibited. It is the policy of the Company that no Company Personnel who is aware of material non-public information relating to the Company may, directly or indirectly through family members or other persons or entities:
•buy or sell Company securities (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1) or engage in any other action to take personal advantage of that information, or

•except as expressly authorized under our disclosure procedures, disclose that information to, or recommend the purchase or sale of Company securities based on that information to, any person outside the Company, including family members and friends.
In addition, it is the policy of the Company that no Company Personnel who, in the course of working for the Company, learns of material non-public information about another company (such as a supplier of the Company or a company with which the Company may be negotiating a major transaction such as an acquisition, investment or sale) may trade in that company’s securities or tip the information to others until the information becomes public or is no longer material. Information that is not material to the Company may nevertheless be material to one of those other companies.
    Unless you have been provided guidance to the contrary from the Company’s Legal Department, you may not trade while you are aware of material non-public information even if you believe that the information has not influenced your trading decision—in other words, even if you would have traded without having the information. The securities laws do not make this distinction, and neither can the Company.
    Transactions that may appear justifiable due to the existence of a personal financial emergency (such as the need to raise money for an expenditure) are not exempt from this Policy. The securities laws do not recognize such mitigating circumstances, and in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
    Before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.
b.Definition of Material Non-public Information. Material inside information has two important elements – materiality and public availability.
i.Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, hold or sell a security. Any information that could reasonably be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:
•Projections of short term future earnings or losses or other earnings guidance;
•Changes in previously released earnings estimates or guidance;
•Earnings that are inconsistent with the consensus expectations of the investment community;
•A pending or proposed merger, acquisition, tender offer or acquisition or disposition of significant assets;

•The development or acquisition of a significant new product or product line;
•The gain or loss of a significant contract, order, or supplier;
•Actual or threatened major litigation, or the resolution of such litigation;
•Significant regulatory or legislative developments affecting the Company;
•A change in or other development regarding senior management;
•A change in dividend policy or the declaration of a stock split;
•An offering of additional securities; and
•The existence of financial liquidity problems or impending bankruptcy.
ii.When Information is “Public.” A common misperception is that material information loses its “non-public” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only after it has been released broadly to the marketplace (such as by press release, webcast conference or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the second full trading day after the information is released. If, for example, the Company were to make an announcement on a Thursday after trading closes, you should not trade in Company securities until Tuesday. If an announcement were made on a Monday before trading begins, Wednesday generally would be the first eligible day on which you could trade in Company securities.
c.Unauthorized Disclosure.
i.Confidentiality. You should treat all information that you receive about the Company or its relationships with third parties as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risks of investigation and litigation. No Company Personnel should disclose non-public information to anyone (even substantial numbers of employees), except to other Company Personnel who need to know the information to perform their duties.
ii.External Communications. All external communications about the Company must be made through designated company spokespersons authorized to speak for the Company. Unless you are expressly authorized to do so in the performance of your duties, you should not discuss internal matters concerning the Company with anyone outside of the Company. This prohibition applies specifically (but not exclusively) to inquiries from the press and members of the financial community. If you receive any inquiries of this nature, you should decline comment and refer the inquiry to Corporate Communications or to Investor Relations.
Please note that it is inappropriate for any unauthorized person to disclose Company information on the Internet, including in investment-oriented forums (chat rooms) where companies and their prospects are discussed. The posts in these forums are often made by persons who may be poorly informed or, in some cases, malicious or manipulative and who intend to benefit their own stock positions. Accordingly, no Company Personnel may discuss the Company or Company-related information in such a forum regardless of the situation. Posts in these forums can result in the disclosure of material non-public information and may bring significant legal and financial risk to the Company and are therefore prohibited. You should also not disclose information about the Company on social media platforms. Please refer to the Company’s Social Media Policy.
d.    Transactions Under Company Plans.
i.Stock Incentive or Option Plans. This Policy does not apply to the exercise of a stock option or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option or a stock appreciation right to satisfy tax withholding requirements. This Policy does apply, however, to any sale of the underlying stock or to a broker-assisted cashless exercise of an option because this entails selling a portion of the underlying stock to generate the cash needed to pay the exercise price of the option.
ii.401(k) and Profit Sharing Plans. If the Company decides to offer its securities as an investment option in its 401(k) or profit-sharing plans, this Policy would not apply to purchases of Company stock in these plans resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy would apply, however, to elections you may make under these plans to (a) increase or decrease your payroll deduction if you were to allocate a portion of your future contributions to the Company stock fund, (b) increase or decrease the percentage of your or the Company’s contributions that would be allocated to the Company stock fund, (c) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (d) borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (e) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
e.Additional Prohibited Transactions. The Company considers it improper and inappropriate for any Company Personnel to engage in short-term or speculative transactions in Company securities. It therefore is the Company’s policy that directors, officers and other Company Personnel may not engage in any of the following transactions.
i.Short Sales. Short sales of Company securities evidence an expectation on the part of the seller that the securities will decline in value and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, this Policy prohibits short sales of Company securities. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits directors and executive officers from engaging in short sales.

ii.Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the Company Personnel is trading based on inside information. Transactions in options also may focus the person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions”).
iii.Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow Company Personnel to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities but without the full risks and rewards of ownership. When that occurs, he or she may no longer have the same objectives as the Company’s other stockholders. Therefore, directors, officers and other Company Personnel are prohibited from engaging in any such transactions.
iv.Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the customer or borrower is aware of material non-public information or otherwise is not permitted to trade in Company securities, directors, officers and other Company Personnel are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Company’s Corporate Secretary or Assistant Corporate Secretary (each, a “Securities Compliance Officer”) at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.
v.Standing Orders. Standing orders placed with a broker to sell or purchase stock at a specified price create heightened risks for insider trading violations similar to the use of margin accounts. A standing order leaves the seller with no control over the timing of the transaction. The Company therefore discourages placing standing orders on Company securities. If Company Personnel determines that they must use a standing order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures by the section below captioned “Additional Provisions Applicable to Insiders”.
4.Additional Provisions Applicable to Insiders
This Section 4 sets forth additional requirements applicable to directors and executive officers subject to Section 16 of the Exchange Act (“Section 16 Persons”), and certain other designated employees of the Company and its subsidiaries who have access to material non-

public information about the Company (“Covered Persons” and, together with Section 16 Persons, “Insiders”). The provisions of this Section 4 are designed to help prevent inadvertent violations of federal securities laws and to avoid even the appearance of trading on inside information. The Company will maintain a list of Insiders who are subject to these provisions and will notify such persons of their status. The Company may from time to time designate additional individuals who are subject to these provisions.
a.Pre-clearance Procedures. Insiders, together with their family members and other members of their households, may not engage in any transaction involving Company securities (including a stock plan transaction such as an option exercise, gift, contribution to a trust or any other transfer) at any time without first obtaining pre-clearance of the transaction from a Securities Compliance Officer. A request for pre-clearance should be submitted to a Securities Compliance Officer at least two business days in advance of the proposed transaction. A Securities Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. Such transaction is precleared the end of the trading window or other timeframe given by the Securities Compliance Officer. If at any time before the transaction is effected the individual becomes aware of material non-public information or becomes subject to a blackout period, the pre-clearance is automatically revoked and the transaction may not be completed. The Securities Compliance Officers themselves may not trade in Company securities unless the Chief Executive Officer has approved the trade in accordance with the procedures set forth in this Section 4. Within one business day following the execution of any pre-cleared transaction, the Insider must notify the Securities Compliance Officers of the details of the transaction, including the type of transaction, date of execution, number of shares involved, and price per share. This notification is required to facilitate timely filing of reports under Section 16 of the Exchange Act.
b.Blackout Periods.
i.Quarterly Trading Windows. It is important for Insiders to avoid the appearance of trading on the basis of material non-public information. Insiders (together with their family members and other members of their households) are prohibited from trading in Company securities except during a quarterly trading window. Insiders may only trade in Company securities during a twenty (20) trading day window that begins two full trading days after the Company’s issuance of its quarterly or annual earnings release or analyst conference call; provided that the Insider is not then in possession of material non-public information.
ii.Interim Blackout Periods. The Company may on occasion issue interim earnings guidance by means of a press release, webcast conference, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. Insiders should anticipate that trading will be blacked out while the Company is assembling the interim earnings information to be released and ending when the information has been released and fully absorbed by the market.
iii.Event-specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors or employees. So long as the event remains material and non-public, the persons who are aware of the event, as well as all other Insiders, together with their family members and other members of their households, may not trade in Company securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, an Insider requests permission to trade in Company securities during an event-specific blackout, the Securities Compliance Officer will inform the requesting person of the existence of a blackout period without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Securities Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material non-public information.
c.Exception for Approved Rule 10b5-1 Plans. Trades by directors and Section 16 Persons in Company securities that are executed pursuant to an approved SEC Rule 10b5-1 plan are not subject to the prohibition on trading on the basis of material non-public information contained in this Policy or to the restrictions set forth above relating to blackout periods and trading windows provided that such Rule 10b5-1 plan (i) is in writing; (ii) was submitted to the Company for review and approval by the Securities Compliance Officer prior to its adoption; and (iii) was not adopted while the applicable person was aware of material non-public information.
i.Cooling-Off Periods. Any Rule 10b5-1 plan adopted by a Section 16 Person must include a cooling-off period of at least ninety (90) days following adoption (or modification) before the first trade may be executed under the plan. For all other Insiders, the cooling-off period shall be at least thirty (30) days. In all cases, the cooling-off period must comply with the requirements of Rule 10b5-1 as in effect at the time of adoption.
ii.Certification Requirement. At the time of adoption of a Rule 10b5-1 plan, each director and Section 16 Officer must certify in writing that (i) such person is not aware of any material non-public information about the Company or its securities and (ii) the plan is being adopted in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or Rule 10b-5.
iii.Overlapping Plans and Single-Trade Plans. No person may have more than one active Rule 10b5-1 plan at any time, except to the extent expressly permitted by Rule 10b5-1. No person may use more than one ‘single-trade plan’ (as defined by Rule 10b5-1) in any twelve-month period.
iv.Modifications and Terminations. Modifications to or terminations of Rule 10b5-1 plans must be carefully considered and are generally discouraged absent compelling circumstances. Any modification constitutes adoption of a new plan and is subject to the same requirements, including pre-clearance, occurrence outside of a blackout period, and compliance with the applicable cooling-off period.
v.Disclosure. Section 16 Persons must comply with all applicable SEC disclosure requirements regarding the adoption, modification, or termination of Rule 10b5-1 plans, including any disclosure required in proxy statements or periodic reports. In addition, to facilitate timely filing of reports under Section 16 of the Exchange Act, Rule 10b5-1 plans should require the Section 16 Person’s broker to notify the Company before the close of business on the day after the execution of the transactions thereunder.
If an Insider has a brokerage or other investment account over which he or she has given trading discretion to a third party, the Insider must ensure to give that person clear instructions that no trades in Company securities should occur without the Insider’s advance knowledge and permission, and without coordination with the Legal Department of Sally Beauty Holdings, Inc.
Notwithstanding anything to the contrary, this Policy shall automatically be interpreted at all times to be consistent with and require compliance with all requirements under Rule 10b5-1 and related SEC rules and regulations, including any future amendments thereto.

5.Post-Termination Transactions.

This Policy continues to apply to transactions in Company securities following any Company Personnel’s termination of employment or cessation of service as a director or officer. If Company Personnel are aware of material non-public information at the time of such termination or cessation of service, they may not trade in Company securities until that information has become public or is no longer material. In all other respects, the procedures set forth in Section 4 will cease to apply to an Insider’s transactions in Company securities upon the expiration of any blackout period that is applicable to such person’s transactions at the time of termination of service.
6.Using the Company’s Established Broker.
Because the interaction of our Payroll and Legal Departments in establishing the correct controls and procedures is critical to the protection of the Company and its employees, you must utilize UBS when engaging in transactions in securities held through the Company’s equity plans. Any open-market purchases or sales of the Company’s equity securities are your sole responsibility; however, we recommend the use of UBS to avoid issues under this Policy. Please contact the Payroll Department for contact information for UBS.
7.Company Assistance.
    Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Company’s Legal Department, at 940-297-2205. Do not try to resolve uncertainties on your own because the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.
The Company shall provide reasonable assistance to all Section 16 Persons in connection with the filing of Forms 3, 4 and 5 under the Exchange Act. However, the ultimate responsibility, and liability, for timely filing remains with the Section 16 Persons.